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                                                                 Exhibit 99(b)

                      Entergy Gulf States, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                          March 31,
                                                                1992         1993         1994       1995        1996       1997
Fixed charges, as defined:
  Interest on long-term debt                                  $197,218     $172,494     $167,082   $181,994    $172,191   $167,870
  Interest on notes payable                                     21,155       19,440       20,203        810         800        749
  Other interest                                                26,564       10,561        7,957      8,074      12,019     13,857
  Amortization of expense and premium on debt-net(cr)            3,479        8,104        8,892      9,346       7,455     10,274
  Dividends on preferred securities of subsidiary trust           --           --           --         --          --        1,322
  Interest applicable to rentals                                23,759       23,455       21,539     16,648      14,887     13,860
                                                              --------------------------------------------------------------------
Total fixed charges, as defined                                272,175      234,054      225,673    216,872     207,352    207,932

Preferred dividends, as defined (a)                             69,617       65,299       52,210     44,651      48,690     42,994
                                                              --------------------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $341,792     $299,353     $277,883   $261,523    $256,042   $250,926
                                                              ====================================================================
Earnings as defined:

Income (loss) from continuing operations before
  extraordinary items and the cumulative effect of
  accounting changes                                          $139,413      $69,462     ($82,755)  $122,919     ($3,887)   180,905
  Add:
    Income Taxes                                                55,860       58,016      (62,086)    63,244     102,091    128,728
    Fixed charges as above                                     272,175      234,054      225,673    216,872     207,352    207,932
                                                              --------------------------------------------------------------------
Total earnings, as defined (b)                                $467,448     $361,532      $80,832   $403,035    $305,556   $517,565
                                                              ====================================================================
Ratio of earnings to fixed charges, as defined                    1.72         1.54         0.36       1.86        1.47       2.49
                                                              ====================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.37         1.21         0.29       1.54        1.19       2.06
                                                              ====================================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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